SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                             McMoRan Exploration Co.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    582411104
                                 (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                 (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock reported herein is 5,499,359 shares, which constitutes approximately 31.3% of the 17,571,388 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 15,957,103 shares outstanding.

1.       Name of Reporting Person:

         Alpine Capital, L.P.

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only


4.       Source of Funds:  WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                        [_]

6.       Citizenship or Place of Organization: Texas

                        7.      Sole Voting Power:              2,356,023 (1)
Number of
Shares
Beneficially            8.      Shared Voting Power:            -0-
Owned By
Each
Reporting               9.      Sole Dispositive Power:         2,356,023 (1)
Person
With
                        10.     Shared Dispositive Power:       -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,447,498 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11):

         20.2% (3)

14.      Type of Reporting Person: PN

------------------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

(2) Includes 1,091,475 shares of the Stock issuable upon conversion of 210,000 shares of the Issuer's 5% Convertible Preferred Stock (the "Preferred Stock").

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 17,048,578 shares of the Stock outstanding.

1.       Name of Reporting Person:

         Robert W. Bruce III

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only


4.       Source of Funds:  PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                        [_]

6.       Citizenship or Place of Organization: USA

                        7.      Sole Voting Power:              242,636 (1)
Number of
Shares
Beneficially            8.      Shared Voting Power:            2,945,423 (2)
Owned By
Each
Reporting               9.      Sole Dispositive Power:         242,636 (1)
Person
With
                        10.     Shared Dispositive Power:       2,945,423 (2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         4,545,068 (1)(3)(4)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11):

         26.3% (5)

14.      Type of Reporting Person: IN

------------------------
(1) Solely in his capacity as trustee of The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust, with respect to 50,000 shares of Stock.

(2) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 2,356,023 shares of the Stock, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares of the Stock owned by The Anne T. and Robert M. Bass Foundation, with respect to 589.400 shares of the Stock.

(3) Includes 3,580 shares of the Stock issuable upon exercise of options granted to Mr. Bruce pursuant to a stock option plan.

(4) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 2,356,023 shares of the Stock and 1,091,475 shares of the Stock issuable upon conversion of 210,000 shares of the Preferred Stock, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares of the Stock owned by The Anne T. and Robert M. Bass Foundation, with respect to 589,400 shares of the Stock and 261,954 shares of the Stock issuable upon conversion of 50,400 shares of the Preferred Stock.

(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 17,314,112 shares of the Stock outstanding.

1.       Name of Reporting Person:

         Algenpar, Inc.

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only


4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                        [_]

6.       Citizenship or Place of Organization: Texas

                        7.      Sole Voting Power:              -0-
Number of
Shares
Beneficially            8.      Shared Voting Power:            2,356,023 (1)(2)
Owned By
Each
Reporting               9.      Sole Dispositive Power:         -0-
Person
With
                        10.     Shared Dispositive Power:       2,356,023 (1)(2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,447,498 (2)(3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11):

         20.2% (4)

14.      Type of Reporting Person: CO

------------------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.
(3) Includes 1,091,475 shares of the Stock issuable upon conversion of 210,000 shares of the Preferred Stock.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 17,048,578 shares of the Stock outstanding.

1.       Name of Reporting Person:

         J. Taylor Crandall

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only


4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                        [_]

6.       Citizenship or Place of Organization: Texas

                        7.      Sole Voting Power:              -0-
Number of
Shares
Beneficially            8.      Shared Voting Power:            2,945,423 (1)
Owned By
Each
Reporting               9.      Sole Dispositive Power:         -0-
Person
With
                        10.     Shared Dispositive Power:       2,945,423 (1)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         4,298,852 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11):

         24.8% (3)

14.      Type of Reporting Person: IN

------------------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 2,356,023 shares of the Stock and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 589,400 shares of the Stock.
(2) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 2,356,023 shares of the Stock and 1,091,475 shares of the Stock issuable upon conversion of 210,000 shares of the Preferred Stock, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 589,400 shares of the Stock and 261,954 shares of the Stock issuable upon conversion of 50,400 shares of the Preferred Stock.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 17,310,532 shares of the Stock outstanding.

1.       Name of Reporting Person:

         Susan C. Bruce

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only


4.       Source of Funds:  PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                        [_]

6.       Citizenship or Place of Organization: USA

                        7.      Sole Voting Power:              132,300
Number of
Shares
Beneficially            8.      Shared Voting Power:            -0-
Owned By
Each
Reporting               9.      Sole Dispositive Power:         132,300
Person
With
                        10.     Shared Dispositive Power:       -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         132,300

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11):

         0.8%

14.      Type of Reporting Person: IN

1.       Name of Reporting Person:

         The Anne T. and Robert M. Bass Foundation

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only


4.       Source of Funds:  WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                        [_]

6.       Citizenship or Place of Organization: Texas

                        7.      Sole Voting Power:              589,400 (1)
Number of
Shares
Beneficially            8.      Shared Voting Power:            -0-
Owned By
Each
Reporting               9.      Sole Dispositive Power:         589,400 (1)
Person
With
                        10.     Shared Dispositive Power:       -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         851,354 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11):

         5.2% (3)

14.      Type of Reporting Person: CO

------------------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares of the Stock owned by The Anne T. and Robert M. Bass Foundation.
(2) Includes 261,954 shares of the Stock issuable upon conversion of 50,400 shares of the Preferred Stock. (3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 16,219,057 shares of the Stock outstanding.

1.       Name of Reporting Person:

         Anne T. Bass

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only


4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                        [_]

6.       Citizenship or Place of Organization: USA

                        7.      Sole Voting Power:              -0-
Number of
Shares
Beneficially            8.      Shared Voting Power:            589,400 (1)
Owned By
Each
Reporting               9.      Sole Dispositive Power:         -0-
Person
With
                        10.     Shared Dispositive Power:       589,400 (1)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

          851,354 (1)(2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11):

         5.2% (3)

14.      Type of Reporting Person: IN

------------------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.
(2) Includes 261,954 shares of the Stock issuable upon conversion of 50,400 shares of the Preferred Stock.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 16,219,057 shares of the Stock outstanding.

1.       Name of Reporting Person:

         Keystone, Inc.

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only


4.       Source of Funds:  WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                        [_]

6.       Citizenship or Place of Organization: Texas

                        7.      Sole Voting Power:              564,715 (1)
Number of
Shares
Beneficially            8.      Shared Voting Power:            -0-
Owned By
Each
Reporting               9.      Sole Dispositive Power:         564,715 (1)
Person
With
                        10.     Shared Dispositive Power:       -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

          821,991 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11):

         5.1% (3)

14.      Type of Reporting Person: CO

------------------------
(1)  Power is exercised through its President and sole Director, Robert M. Bass.
(2) Includes 257,276 shares of the Stock issuable upon conversion of 49,500 shares of the Preferred Stock.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 16,214,379 shares of the Stock outstanding.

1.       Name of Reporting Person:

         Robert M. Bass

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only


4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                        [_]

6.       Citizenship or Place of Organization: USA

                        7.      Sole Voting Power:              564,715 (1)
Number of
Shares
Beneficially            8.      Shared Voting Power:            589,400 (2)
Owned By
Each
Reporting               9.      Sole Dispositive Power:         564,715 (1)
Person
With
                        10.     Shared Dispositive Power:       589,400 (2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,673,345 (1)(2)(3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11):

         10.2% (4)

14.      Type of Reporting Person: IN

------------------------
(1)  Solely in his capacity as President and sole Director of Keystone, Inc.
(2) Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.
(3) Solely in his capacity as President and sole Director of Keystone, Inc. with respect to 564,715 shares of the Stock and 257,276 shares of the Stock issuable upon conversion of 49,500 shares of the Preferred Stock, and solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 589,400 shares of the Stock and 261,954 shares of the Stock issuable upon conversion of 50,400 shares of the Preferred Stock.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 16,476,333 shares of the Stock outstanding.

1.       Name of Reporting Person:

         The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only


4.       Source of Funds:  OO - Contributions from Bruce Management

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                        [_]

6.       Citizenship or Place of Organization: Pursuant to ERISA

                        7.      Sole Voting Power:              50,000 (1)
Number of
Shares
Beneficially            8.      Shared Voting Power:            -0-
Owned By
Each
Reporting               9.      Sole Dispositive Power:         50,000 (1)
Person
With
                        10.     Shared Dispositive Power:       -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

          50,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11):

         0.3%

14.      Type of Reporting Person: OO - Trust

------------------------
(1)  Power is exercised through its trustee, Robert W. Bruce III.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 9, 1998, as amended by Amendment No. 1 dated December 31, 1998, as amended by Amendment No. 2 dated January 25, 1999, as amended by Amendment No. 3 dated September 1, 1999, as amended by Amendment No. 4 dated October 1, 1999, as amended by Amendment No. 5 dated May 3, 2000, as amended by Amendment No. 6 dated September 10, 2001 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of McMoRan Exploration Co. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to include the following:

The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock and the Preferred Stock are as follows:

REPORTING PERSON           SOURCE OF FUNDS                       AMOUNT OF FUNDS

Alpine                     Working Capital (1)                   $5,250,000.00
R. Bruce                   Personal Funds                        Not Applicable
Algenpar                   Not Applicable                        Not Applicable
Crandall                   Not Applicable                        Not Applicable
S. Bruce                   Personal Funds                        Not Applicable
Foundation                 Working Capital (1)                   $2,072,567.93
A. Bass                    Not Applicable                        Not Applicable
Keystone                   Not Applicable                        $1,237,500.00
R. Bass                    Not Applicable                        Not Applicable
RBMC Trust                 Contributions from Bruce Management   Not Applicable

(1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the shares of the Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

No material change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

On June 21, 2002, in a public offering registered under the Act, Alpine purchased 210,000 shares of the Preferred Stock, the Foundation purchased 50,400 shares of the Preferred Stock and Keystone purchased 49,500 shares of the Preferred Stock, in each case at a purchase price of $25.00 per share of Preferred Stock.

The Preferred Stock has a liquidation preference of $25.00 per share. Each share of Preferred Stock is convertible into the Issuer's Stock at any time prior to redemption at a conversion price of $4.81 per share of Stock, or a conversion rate of approximately 5.1975 shares of Stock per share of the Preferred Stock. The conversion price may be adjusted as described in the prospectus supplement relating to the offering.

(a)

ALPINE

The aggregate number of shares of the Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 3,447,498 (including 1,091,475 shares of the Stock issuable upon conversion of 210,000 shares of the Preferred Stock), which constitutes approximately 20.2% of the 17,048,578 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

R. BRUCE

Because of his positions as (i) one of two general partners of Alpine, (ii) principal of Bruce Management (which has shared investment discretion over the shares of the Stock and the Preferred Stock owned by the Foundation), and (iii) trustee of RBMC Trust, and because of his individual ownership of 192,636 shares of the Stock and his individual ownership of options to purchase 3,580 shares of the Stock, R. Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 4,545,068 shares of the Stock (including 1,353,429 shares of the Stock issuable upon conversion of 260,400 shares of the Preferred Stock), which constitutes approximately 26.3% of the 17,314,112 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

ALGENPAR

Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,447,498 shares of the Stock

(including 1,091,475 shares of the Stock issuable upon conversion of 210,000 shares of the Preferred Stock), which constitutes approximately 20.2% of the 17,048,578 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CRANDALL

Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and as a director of the Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,298,852 shares of the Stock (including 1,353,429 shares of the Stock issuable upon conversion of 260,400 shares of the Preferred Stock), which constitutes approximately 24.8% of the 17,310,532 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

S. BRUCE

Pursuant to Rule 13d-3 of the Act, S. Bruce may be deemed to be the beneficial owner of 132,300 shares of the Stock, which constitutes approximately 0.8% of the outstanding shares of the Stock.

FOUNDATION

The aggregate number of shares of the Stock that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 851,354 shares of the Stock (including 261,954 shares of the Stock issuable upon conversion of 50,400 shares of the Preferred Stock), which constitutes approximately 5.2% of the 16,219,057 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

A. BASS

Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 851,354 shares of the Stock (including 261,954 shares of the Stock issuable upon conversion of 50,400 shares of the Preferred Stock), which constitutes approximately 5.2% of the 16,219,057 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

KEYSTONE

The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 821,991 (including 257,276 shares of the Stock issuable upon conversion of 49,500 shares of the Preferred Stock), which constitutes approximately 5.1% of the 16,214,379 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

R. BASS

Because of his positions as sole director of Keystone and as a director of Foundation, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,673,345 shares of the Stock (including 519,230 shares of the Stock issuable upon conversion of 99,900 shares of the Preferred Stock), which constitutes approximately 10.2% of the 16,476,333 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

RBMC TRUST

The aggregate number of shares of the Stock that RBMC Trust owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 50,000, which constitutes approximately 0.3% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

ALPINE

Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,356,023 shares of the Stock.

R. BRUCE

As one of two general partners of Alpine, R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,356,023 shares of the Stock. As principal of Bruce Management (which exercises shared investment discretion over the shares of the Stock owned by the Foundation), R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 589,400 shares of the Stock. In his individual capacity, R. Bruce has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 192,636 shares of the Stock. As trustee of RBMC Trust,
R. Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 50,000 shares of the Stock.

ALGENPAR

As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,356,023 shares of the Stock.

CRANDALL

As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,356,023 shares of the Stock. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 589,400 shares of the Stock.

S. BRUCE

S. Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 132,300 shares of the Stock.

FOUNDATION

Acting through its three directors and R. Bruce (as principal of Bruce Management which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 589,400 shares of the Stock.

A. BASS

As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 589,400 shares of the Stock.

KEYSTONE

Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 564,715 shares of the Stock.

R. BASS

As sole director and President of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 564,715 shares of the Stock. As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 589,400 shares of the Stock.

RBMC TRUST

Acting through its trustee, RBMC Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 50,000 shares of the Stock.

(c) During the past 60 days, in addition to the transactions described in Item 4 hereof, the Reporting Persons have purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

REPORTING                           NO. OF SHARES          PRICE PER
PERSON            DATE              PURCHASED              SHARE

Foundation        05/28/02          10,000                   3.91
Foundation        05/29/02           3,800                   3.89

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares during the past 60 days.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such Reporting Person.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1 - Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

Exhibit 4.6 - Standstill Agreement dated effective as of August 5, 1999, between the Reporting Persons and the Issuer, previously filed.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 25, 2002

                                   ALPINE CAPITAL, L.P.


                                   By:  /s/ Robert W. Bruce III
                                        ---------------------------------------
                                        Robert W. Bruce III,
                                        Manager


                                   /s/ Robert W. Bruce III
                                   --------------------------------------------
                                   ROBERT W. BRUCE III


                                   ALGENPAR, INC.


                                   By:  /s/ J. Taylor Crandall
                                        ---------------------------------------
                                        J. Taylor Crandall,
                                        President


                                   /s/ J. Taylor Crandall
                                   --------------------------------------------
                                   J. TAYLOR CRANDALL


                                   /s/ Susan C. Bruce
                                   --------------------------------------------
                                   SUSAN C. BRUCE


                                   KEYSTONE, INC.


                                   By:  /s/ W.R. Cotham
                                        ---------------------------------------
                                        W.R. Cotham,
                                        Vice President

                                   /s/ W.R. Cotham
                                   --------------------------------------------
                                   W.R. Cotham

                                   Attorney-in-Fact for:

                                   THE ANNE T. AND ROBERT M. BASS
                                   FOUNDATION (2)
                                   ANNE T. BASS (3)
                                   ROBERT M. BASS (1)


                                   THE ROBERT BRUCE MANAGEMENT COMPANY, INC.
                                   DEFINED BENEFIT PENSION TRUST


                                   By:  /s/ Robert W. Bruce III
                                        ---------------------------------------
                                        Robert W. Bruce III,
                                        Trustee


(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION

99.1              Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

 4.6 Standstill Agreement dated effective as of August 5, 1999, between the Reporting Persons and the Issuer, previously filed.